Exhibit 99.1

Jaguar Mining Announces Transition of its Listing to the TSX Venture Exchange

TSX:JAG

TORONTO, April 29, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") announced today that the common shares of the Company have been accepted for listing by the TSX Venture Exchange ("TSX-V") through its streamlined listing procedures and the Company expects that trading on the TSX-V will commence at the opening of market on May 1, 2014. The trading symbol of Jaguar's common shares will remain "JAG".

The common shares of the Company will be delisted from the Toronto Stock Exchange ("TSX") effective at the close of market on April 30, 2014.  Trading in the common shares of Jaguar has been suspended since December 23, 2013 and will remain suspended until the delisting from the TSX.

In connection with the implementation of its amended and restated plan of compromise and arrangement pursuant to the Companies' Creditors Arrangement Act (Canada) (the "Plan") on April 22, 2014, the common shares of Jaguar that existed immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares. The common shares of Jaguar will commence trading on the TSX-V on a post-consolidated basis and there are currently 111,106,262 common shares of the Company issued and outstanding. The new CUSIP and ISIN numbers of the Company's common shares are 47009M400 and CA47009M4002 respectively.

Forward-Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors which could cause results or events to differ from current expectations include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Derrick Weyrauch
Chief Financial Officer
dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 08:44e 29-APR-14